Exhibit 99.1

First Ten MUSETM Procedures for GERD Performed in China as Part of

CFDA Multi-Center Clinical Study

OMER, Israel, April 27, 2017 — Medigus Ltd. (NASDAQ: MDGS) (TASE: MDGS), a medical device company developing minimally invasive endosurgical tools and a leader in direct visualization technology, today announced that the first ten procedures have been performed as the initial phase of the China Food and Drug Administration, or CFDA, multi-center MUSE™ Clinical Study in China.

"The availability of the MUSE™ procedure in China provides patients with a less invasive option for the long-term treatment of GERD,” said principal investigator, Yunsheng Yang, Director of Gastroenterology Department Clinical center at 301 Hospital and chairman of Chinese Society of Gastroenterology, The General Hospital of People's Liberation Army in Beijing. “The procedure addresses a new hope and solution between drug therapy and surgical procedures."

Procedures for the clinical study, which will include approximately 62 patients, have begun at four centers across China:

●	The General Hospital of People’s Liberation Army
●	Renji Hospital of Shanghai
●	Shanghai General Hospital
●	Peking University Third Hospital

Procedures are expected to continue through 2017, with results being reported to the CFDA in 2018 as part of the submission for clearance to sell MUSE™ in China.

“This is yet another milestone in our mission to expand the use of MUSE worldwide,” said Chris Rowland, CEO of Medigus. “We are looking forward to a successful clinical trial in China, which will lead to higher adoption of MUSE in the East Asian market, which has an increasing prevalence of GERD.”

The MUSE system is a single-use flexible transoral stapler that merges the latest advancements in microvisual, ultrasonic and surgical stapling. The device comes equipped with an ultrasonic sight and range finder and a micro ScoutCam™ CMOS camera, which enables a single physician to perform an incisionless transoral fundoplication — the procedure intended to treat the anatomical cause of gastroesophageal reflux disease (GERD).

For more information about the clinical study or to determine if you are eligible for the trial, patients can directly contact participating medical centers.

About Medigus

Medigus is a medical device company specializing in developing minimally invasive endosurgical tools and highly innovative imaging solutions. They are the pioneer developer of the MUSE™ system, an FDA cleared and CE marked endoscopic device to perform Transoral Fundoplication (TF) for the treatment of GERD (gastroesophageal reflux disease), one of the most common chronic conditions in the world. In 2016, the CMS established the Category I CPT® Code of 43210 for TF procedures, such as the ones performed with MUSE, which establishes reimbursement values for physicians and hospitals. MUSE is gaining adoption in key markets around the world – it is available in world-leading healthcare institutions in the U.S., Europe and Israel. Medigus is also in the process of obtaining regulatory clearance in China. Medigus is traded on the Nasdaq Capital Market and the TASE (Tel-Aviv Stock Exchange). To learn more about the company’s advanced technology, please visit www.medigus.com or www.RefluxHelp.com.

This press release may contain statements that are “Forward-Looking Statements,” which are based upon the current estimates, assumptions and expectations of the company’s management and its knowledge of the relevant market. The company has tried, where possible, to identify such information and statements by using words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance, although not all forward-looking statements contain these identifying words. These forward-looking statements represent Medigus’ expectations or beliefs concerning future events, and it is possible that the results described in this news release will not be achieved. By their nature, Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause future results of the company’s activity to differ significantly from the content and implications of such statements. Other risk factors affecting the company are discussed in detail in the Company's filings with the Securities and Exchange Commission. Forward-Looking Statements are pertinent only as of the date on which they are made, and the company undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, future developments or otherwise. Neither the company nor its shareholders, officers and employees, shall be liable for any action and the results of any action taken by any person based on the information contained herein, including without limitation the purchase or sale of company securities. Nothing in this press release should be deemed to be medical or other advice of any kind.

MEDIA CONTACT:

Chantal Beaudry

Lazar Partners Ltd.

212-867-1762

cbeaudry@lazarpartners.com

INVESTOR RELATIONS (Israel):
Iris Lubitch/ Noam Yellin

SmarTeam

972-3-6954333

Iris@Smartteam.co.il
Noam@Smartteam.co.il